Exhibit (a)(8)

Press Contact and Investor Relations:
Henry Nierodzik
310-306-4314

PRESS RELEASE

NEWCAL CORPORATION TENDER OFFER FOR CALPROP CORPORATION
EXTENDED TO MAY 26, 2005

     Marina Del Rey, California (May 20, 2005). NewCal Corporation (“NewCal”) announced today that it has extended its $0.65 per share cash tender offer for all of the outstanding common stock of Calprop Corporation (“Calprop”) (Bulletin Board CLPO) until midnight, New York City time, on Thursday, May 26, 2005.

     As of 12:00 p.m., New York City time on May 19, 2005, Calprop stockholders had tendered and not withdrawn 1,372,380 shares of Calprop’s outstanding shares, which is sufficient to satisfy the Minimum Conditions to NewCal’s tender offer described below.

     NewCal is a corporation formed for the purpose of making the offer by Victor Zaccaglin, who is the founder, Chairman of the Board of Directors, Chief Executive Officer and largest stockholder of Calprop. This Offer is part of an overall plan intended to result in all of the outstanding Calprop shares being owned by Mr. Zaccaglin, John Curci, Sr., who is also a principal stockholder of Calprop, and members of their respective families. These persons hold, in the aggregate, 8,094,658 shares, comprising approximately 83% of Calprop’s outstanding common stock. If the offer is completed, Mr. Zaccaglin and Mr. Curci intend to contribute their Calprop shares to Purchaser in exchange for common stock of Purchaser and expect that members of their respective families will do the same. If the tender offer is successful, NewCal intends to effect a merger with and into Calprop and take Calprop private.

     The tender offer is conditioned, among other things, on there being tendered in the offer shares that (1) would, when aggregated with the Calprop shares owned directly or indirectly by NewCal, Messrs. Zaccaglin and Curci and members of their respective families, represent at least 90% of all outstanding Calprop shares and (2) represent a majority of the shares that are not owned by Messrs. Zaccaglin and Curci and members of their respective families. Calprop has announced that the Special Committee of the Board of Directors has agreed that the tender offer is fair to and in the best interests of the public stockholders of Calprop and has also recommended that such stockholders accept the offer.